July 27, 2010

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549-0404

Attention: John Reynolds

Re.: The Wet Seal, Inc.
Form 10-K for the fiscal year ended January 30, 2010
Filed March 31, 2010
File No. 000-18632
Schedule 14A
Filed April 19, 2010

Ladies and Gentlemen:

This is in response to your correspondence dated July 13, 2010. For your convenience we have repeated the question numbers and your questions before providing our response.

Form 10-K for Fiscal Year Ended January 30, 2010

Item 9A- Controls and Procedures

Disclosure Controls and Procedures, page 50

1. We note your statement that “controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.” In future Exchange Act filings, please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.  In the alternative, you may remove the reference to the level of assurance provided by your disclosure controls and procedures.

We will revise our disclosure controls and procedures language in future filings to address that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective at a reasonable assurance level.  Revised language that will replace our existing disclosure controls and procedures language in future filings is as follows:

“We conducted an evaluation, under the supervision and with the participation of our chief executive officer and chief financial officer, of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) and 15d-15(e) promulgated under the Exchange Act. These disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Commission’s rules and forms. Our disclosure controls and procedures are also designed to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, in order to allow timely decisions regarding required disclosures. Based on this evaluation, our chief executive officer and our chief financial officer concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of January 30, 2010.”

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 3- (Benefit) Provision for Income Taxes, F-20

2. We note the full valuation allowance recorded against your deferred income tax assets was reversed in your latest fiscal year as you determined that it is more likely than not that your deferred income tax assets will be fully realized.  Please provide us with an analysis of the primary positive and negative factors considered in concluding that a valuation allowance is no longer necessary.   For example, you cited the recognition of positive operating income for each of the last three fiscal years in support of eliminating your valuations allowance, but it does not appear that you have addressed the coinciding decline in net sales, gross margins, and comparable store sales during this period.  Your response should also provide management’s consideration of expected future period results and any applicable tax-planning strategies in assessing your ability to realize your deferred income tax assets.  Refer to FASB ASC 740-10-30-16 through 740-10-30-25.

The Company followed the guidance under ASC740-10-30-23 when performing the analysis of the realizability of its deferred tax assets as of January 30, 2010 and when preparing for the issuance of its fiscal 2009 consolidated financial statements.  Management assessed the impact of both positive and negative evidence, giving weight to each based upon the extent to which it can be objectively verified.

As of January 30, 2010, the Company had generated taxable income for four consecutive fiscal years, including fiscal 2009, a year in which it operated in a very challenging economic environment.  Specifically, the Company’s taxable income was $13.4 million in fiscal 2006, $22.0 million in fiscal 2007, $20.7 million in fiscal 2008 and, preliminarily, $12.0 million in fiscal 2009.  ASC740-10-30-22 notes that the existence of at least a three-year track record of taxable earnings is used as an example within the standard as objectively verifiable positive evidence that could support a conclusion that net deferred tax assets may more likely than not be realizable.

Management also considered in its assessment its belief that the improvement in comparable store sales trend each quarter in fiscal 2009 compared to fiscal 2008, (except for the second quarter in which the declines were thought to largely be due to poor merchandising decisions / offerings), represented objectively verifiable positive evidence of continued improvement.  The biggest improvement in comparable store sales trend came in the fourth quarter, with a 3.5% decline versus a 13.4% decline in the fourth quarter of fiscal 2008.

In addition, management considered in its assessment the significant operating performance improvement in its Arden B division from fiscal 2007, when it generated a segment operating loss before corporate costs of $15.0 million, to fiscal 2009, when it generated a segment operating profit before corporate costs of $9.1 million.  Management attributes this improvement almost entirely to a fundamental change in merchandising strategy put into effect over the course of fiscal 2008 and early fiscal 2009. In addition to contributing to the positive consolidated results of the Company in fiscal 2009, the turn-around of the Arden B business also mitigated the risk of having to incur significant lease termination costs to exit this business, which previously was a negative factor that management believed could have limited the Company’s ability to utilize its deferred tax assets.

Management also considered in its assessment the realized benefits of significant reductions in the Company’s cost structure implemented from late fiscal 2007 through the end of fiscal 2009.  As a result of the elimination of significant general and administrative expenses and improved store operations efficiencies, combined with the Arden B division turn-around noted above, the Company generated an increase in operating income from fiscal 2007 to fiscal 2009 in spite of net sales, comparable store sales and gross margin declines over that period.  These results demonstrated  the Company’s ability to operate profitably at lower than historical absolute sales and gross margin levels, which was used to mitigate much of the negative evidence from the sales, comparable store sales and gross margin declines in our assessment.

Management also contemporaneously utilized the Company’s fiscal 2010 budget in its assessment of the realizability of its deferred tax assets as of January 30, 2010.  Details of this budget and associated sensitivity analysis are provided as a supplement to this letter.  This budget and analysis provides additional positive evidence in support of the realizability of the Company’s deferred tax assets.

In addition to the fiscal 2010 budget, management concluded that there is adequate evidence based upon its forecasts through 2013 that its net operating loss carry forward, the largest component of the net deferred tax assets, will not expire unused based on the carryover period and projected future income, which represents additional positive evidence. Specifically, the $116.6 million of federal NOLs at the end of fiscal 2009 do not begin to expire until 2025.  As a result of limitations under Section 382 of the Internal Revenue Code, $62.4 million of the $116.6 million federal NOL balance is available for use in fiscal 2010 and the remaining $54.2 million will be available for use through fiscal 2018, well in advance of the earliest expiration of 2025.  Under Section 382, to the extent a portion of available NOL is unused in one year, the Company may carry over such amount to the following year.  The Company included the projected annual taxable income for fiscal 2010 through fiscal 2013, as detailed further in the supplement to this letter, in assessing the utilization of the NOL and concluded that the NOL available in those years would be used as well as any carryover. Although management does not have a forecast for fiscal years beyond 2013, the $6.7 million of NOL available for use in each of those years does not represent a significant amount of taxable income that needs to be generated by the Company in order to ensure utilization of the NOL.  This level of taxable income would represent a significant reduction in taxable income from the levels planned for fiscal years 2011 – 2013.  Based upon this, management does not believe it is unreasonable to assume that the NOL will be utilized in years beyond fiscal 2013 and fully utilized by fiscal 2018.  It is also important to note that the Company has never had a history of expired NOL or credits.

Management also considered the circumstances of the Company’s three consecutive years of losses from 2002 through 2004, which led to its previous conclusion to reserve against its net deferred tax assets, and acknowledges that the Company’s history may illustrate potential for severe, and protracted, performance declines in the young women’s retail fashion apparel business. Management concluded that, although there may be a trend of negative performance that can be experienced in the retail industry, the severity of the declines experienced in 2002 through 2004 were due to  poor merchandising strategies, as described in our filings in those years.  This is supported by the fact that, when management was replaced in 2005 and a significantly different merchandising and pricing strategy was put in place at the Wet Seal division, the Company experienced a 44.7% increase in comparable store sales.  Although fiscal 2009 marked the third year of negative comparable store sales for the Company, the declines were at smaller amounts than those experienced in the 2002 through 2004 period.  Based upon prior trends, management believed at the time it conducted its assessment as of January 30, 2010, that the Company was nearing the end of a cycle of comparable store sales declines and that fiscal 2010 will represent at least low single digit increases in comparable store sales.

The Company remains open to tax strategies that may allow for realization of deferred tax assets in the absence of normal taxable income for book purposes. However, there are none identified at this time.  In addition, management continually evaluates any events beyond generating future taxable income that could give rise to realization of its deferred tax assets, but is not aware of any at this time.  Should any strategies or events arise that would provide for realization of our deferred tax assets, they would represent further support that our deferred tax assets are realizable.

In conclusion, management considered both the positive and negative evidence in its analysis of the realizability of its net deferred tax assets and believes that the positive evidence outweighs the negative.  The positive evidence  consists primarily of the Company’s ability to achieve four consecutive years of taxable earnings in light of the economic conditions and challenges faced during fiscal 2009, the positive effects of the turn-around of the Arden B division, the measurable  benefits from cost structure reductions and efficiencies effected over the past three years that allow the Company to operate profitably at much lower sales and gross margin levels, the modest results needed for fiscal 2010 to produce taxable earnings and the recent trend of declining negative comparable store sales.  Considering the significance of the positive evidence, management concluded that this outweighed the negative evidence and that the Company’s deferred tax assets are realizable. As such, the Company reversed the valuation allowance as of the end of fiscal 2009.

Exhibits

Section 302 Certifications

3.	We note that your Section 302 certifications do not comply with the language required by Item 601 (31) of Regulation S-K in the following respects:
•	The word “report” was replaced with “annual report” in paragraph two.
•	Reference was not made to “(the registrant’s fourth quarter in the case of an annual report)” in paragraph 4(d).
Please confirm that you will revise your Section 302 certifications to address these deficiencies in all future Exchange Act filings.

The Company will revise future filings to replace the “annual report” language in paragraph two under Section 302 certifications with “report”.  The Company will also revise paragraph 4(d) with the following language.

“Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and”

Schedule 14A, filed April 19, 2010

General

4.  We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Our Compensation Committee evaluates whether our Company’s compensation policies and practices create risks that are reasonably likely to have a material adverse effect on our Company. For Fiscal 2009, the Compensation Committee evaluated our Company's risk profile and our compensation policies and programs. In its evaluation, the Compensation Committee reviewed our executive compensation structure, identified important business risks that could materially affect our Company, and assessed how our Company managed or mitigated these risks in the design of our compensation structure. Our Company utilized a variety of performance metrics that were tied to the financial performance of the overall company and/or business segments in order to reduce an emphasis on particular measures. In addition, our Company believed that our internal controls and evaluation procedures were sufficient to discourage and identify any risk-taking that would be reasonably likely to have a material adverse effect on the Company.   Based upon its evaluation, our Compensation Committee determined that any risks arising from our employee compensation and practices were not reasonably likely to have a material adverse effect on our Company.

Proposal I Election of Directors, page 4

5. In future filings please expand on Mr. Thomas’ biography to address the requirements of Item 401(e) of Regulation S-K as they relate to his specific experience and qualifications that led to the conclusion that he should serve on your board.  This disclosure should be at a similar level of detail as that provided for your non-employee directors.  Please provide us with draft disclosure that you will provide in response to this comment.

In future filings, we will expand the language under Mr. Thomas’ biography to include Mr. Thomas’ experience and qualifications that supported the conclusion that he should serve on the Company’s board.  The draft language to be included in future filings is as follows:

“Our Nominating and Governance Committee believes Mr. Thomas’ vast experience in the retail industry, including his previous role as Chief Operating Officer of the Company and his current role as Chief Executive Officer, and his experience as a director on several retail company boards, qualify him for his continued service on the Board of Directors.”

Compensation Discussion and Analysis, page 22

Grants of Plan Based Awards for Fiscal 2009

6.  We note you present the fair value per share of share and option awards in the column entitled grant date fair value of share and option awards.  In future filings, please present the grant date fair value of each award, as opposed to each share or option.  See item 402(d)(2)(viii) of regulation S-K for further information.  Please confirm that you will comply with this comment in future filings.

We will revise future filings to include the grant date fair value of each award, as opposed to each share or option.

Summary of Employment Agreements, page 33

7.
We note your disclosure starting on page 34 of the performance share grants and the share appreciation targets.  In future filings please revise to indicate the baseline for calculating the share appreciation and indicate whether the target was met, and shares vested, during the relevant time period.  Please provide us with draft disclosure that you will provide in response to this comment.

We will revise future filings to include the baseline for calculating share appreciation targets and whether the target was met, and the number of shares vested, during the relevant measurement period.  The draft language to be included in future filings is as follows:

“The baseline share price used to determine the share appreciation targets was $4.29.  This was based on the trailing 20-day volume weighted average share price of the Company’s Class A common stock as of September 5, 2007, which was the day before the Company and Mr. Thomas entered into his employment agreement.  The initial share appreciation target represents a 20% increase in the Company’s share price over the baseline, with each subsequent share appreciation target representing an additional 20% increase in the Company’s share price.

“The share appreciation targets will be deemed to have been met upon the attainment, at any time within the respective measurement periods, of a trailing 20-day volume weighted-average share price at or above the respective share appreciation targets. In the event the target share price is met and the time based vesting has been met, the respective shares would be vested.  During the period ended January 30, 2010, there were no share appreciation targets met and, therefore, no shares vested.”

Finally, we confirm that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any questions or need additional information.

Very truly yours,

/s/ Steven H. Benrubi
Steven H. Benrubi
Executive Vice President & Chief Financial Officer
The Wet Seal, Inc.